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JUN 06 2022
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SEC FILE NUMBER
8-70315

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2021 (MM/DD/YY) AND ENDING 03/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Supervision Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

641 Lexington Ave, 17th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jim Leahy	(212) 257-5783	jleahy@orical.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Ste 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

June 6, 2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jim Leahy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Supervision Brokerage, LLC, as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VANESSA SASSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. [illegible]
Qualified in New York County
Commission Expires February 22, [illegible]

Notary Public

Signature:

Title: Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Supervision Brokerage LLC

Report on Audit of Financial Statements and Supplementary Information

For the year ended March 31, 2022

Supervision Brokerage LLC

Table of Contents
As of and for the year ended March 31, 2022

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Supervision Brokerage LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Supervision Brokerage LLC (the "Company") as of March 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Supervision Brokerage LLC's auditor since 2020.

New York, NY

May 27, 2022

Supervision Brokerage LLC

Statement of Financial Condition
March 31, 2022

ASSETS:	
Cash	$ 105,710
Accounts receivable	40,000
Prepaid expenses and other assets	1,005
TOTAL ASSETS	146,715
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	1,200
Commissions payable	87,485
Due to affiliate	2,000
Deferred revenue	12,500
TOTAL LIABILITIES	103,185
MEMBERS' EQUITY:	43,530
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 146,715

See Notes to Accompanying Financial Statements.

Supervision Brokerage LLC

Statement of Operations
For the year ended March 31, 2022

REVENUE:		
Private placement fees	$	117,500
Interest income		2
Total Revenue		117,502
OPERATING EXPENSES:		
Professional fees		32,325
Salaries		16,800
Commissions		105,750
Regulatory fees		12,293
Occupancy		4,800
Data and communications		1,958
Other expenses		70
Total Expenses		173,996
NET LOSS	$	(56,494)

See Notes to Accompanying Financial Statements.

Supervision Brokerage LLC

Statement of Changes in Members' Equity
For the year ended March 31, 2022

MEMBER'S EQUITY, March 31, 2021	$	34,024
Members' contribution		66,000
Net loss		(56,494)
MEMBERS' EQUITY, March 31, 2022	$	43,530

See Notes to Accompanying Financial Statements.

Supervision Brokerage LLC

Statement of Cash Flows
For the year ended March 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (56,494)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(40,000)
Prepaid expenses and other assets	(224)
Accounts payable and accrued expenses	1,200
Commission payable	87,485
Due to affiliate	2,000
Deferred revenue	12,500
Net cash provided by operating activities	6,467
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions received	66,000
Net increase in cash	72,467
CASH AT March 31, 2021	33,243
CASH AT March 31, 2022	$ 105,710

See Notes to Accompanying Financial Statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Supervision Brokerage LLC (the "Company") is a Limited Liability Company that was formed in New York on November 25, 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of June 17, 2020. The firm is limited to raising capital for private placements in the private equity sector.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue and Expense Recognition

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). The Company identified no accounts receivable as impacted by the guidance. An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at March 31, 2022.

Private placement fees

The Company engages in private placement of securities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the ongoing portion of management fees they earn quarterly based upon assets under management at the fund. The other way the Company can earn fees is upon the successful placement of funds. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The accounts receivable balance was $40,000 as of March 31, 2022.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2022, there were no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2022, the contract liabilities amounted to $12,500.

Income Taxes
The Company is a limited liability company that is deemed to be a partnership for income tax purposes. The taxable income or loss of the Company is allocated to its partners.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition, at March 31, 2022, the Company had no material unrecognized tax and no uncertain tax positions.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Notes to Financial Statements
March 31, 2022

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2022, the Company had net capital of $38,525 which was $31,646 in excess of its required net capital of $6,879; and the Company's percentage of aggregate indebtedness to net capital was approximately 267.84%.

NOTE 6 - RELATED-PARTY TRANSACTION

The Company has a services, space sharing and expense agreement with an Affiliate.

Under the agreement, the Affiliate agrees to provide the Company professional and support services, including but not limited to services in the areas of payroll support, telecommunications and information technology support.

Total amount incurred by the Company under this agreement consisted of the following at March 31, 2022

Compensations	$ 16,800
Occupancy	4,800
Data and communications	2,400
	$ 24,000

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2022 through the auditor's report date, when the financial statements were issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Notes to Financial Statements
March 31, 2022

NOTE 9 – COVID PANDEMIC

The effects of the outbreak of COVID -19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. The Company is continually monitoring the circumstances surrounding COVID -19, as well as the economic and market conditions to determine any effects on operations. There were no disruptions to business during the twelve-month period ending March 31, 2022 or anticipated disruptions in the future to the operations of the business.

Supplemental Information
Schedule I - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of March 31, 2022

COMPUTATION OF NET CAPITAL	
MEMBER'S EQUITY	$ 43,530
LESS: NON-ALLOWABLE ASSETS	
Non-allowable assets:	
Prepaid expenses and other assets	1,005
Accounts receivable	40,000
Less: Allowable Deductions (commissions to registered representatives)	36,000
Total non-allowable assets	5,005
NET CAPITAL	38,525
AGGREGATE INDEBTEDNESS	
Aggregate indebtedness	103,185
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computed minimum net capital required (The greater of)	
($5,000 or 6.6667% of aggregate indebtedness)	6,879
Minimum net capital required (under SEC Rule 15c3-1)	6,879
Excess of net capital	$ 31,646
Percentage of aggregate indebtedness to net capital	267.84%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption)
As of March 31, 2022

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)

For the period April 1, 2021 through March 31, 2022, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to private placements of securities. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for this period without exception.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Supervision Brokerage LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Supervision Brokerage LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073, and (2) the Company may file an exemption report because it had no obligations under 17 C.F.R.§240.15c3-3 and the Company's business activities were limited to private placement of securities. In addition, the Company did not hold customer funds or securities and the Company stated that it had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year.

The Company's management is responsible for compliance with 17 C.F.R.§240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY

May 27, 2022

[redacted]

Exemption Report
March 31, 2022

Supervision Brokerage LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company asserts the following:

For the period April 1, 2021 through March 31, 2022, the Company did not fit in to one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 1Sc3-3 as its business activities were limited to private placement of securities. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for this period without exception.

I, James M. Leahy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO and Co-Managing Member
Date: 05/24/2022